Filed Pursuant to Rule 424(b)(3)
Registration No. 333-127212

SEASONS BANCSHARES, INC.
Prospectus Supplement
to Prospectus dated September 20, 2005

Appointment of William L. Sutton as Chief Executive Officer

The board of directors is happy to announce that, effective October 3, 2005, we appointed William (“Bill”) L. Sutton chief executive officer of Seasons Bancshares and Seasons Bank (collectively, the “Company”). Mr. Sutton has over 30 years of experience in the financial services industry. The boards of Seasons Bancshares and Seasons Bank appointed Mr. Sutton to each board on October 19, 2005. We believe that Mr. Sutton’s experience in community banking will help us execute our business plan and become cumulatively profitable.

Employment Agreement with William L. Sutton

On September 30, 2005, the Company entered into an employment agreement (the “Agreement”) with Mr. Sutton regarding his employment as the Company’s chief executive officer. Effective October 3, 2005, Mr. Sutton became the principal executive officer of the Company. A copy of the Agreement was attached to the Current Report on Form 8-K as Exhibit 10.10 filed on October 6, 2005, and the following summary of the material terms and conditions of the Agreement is qualified entirely by reference to Exhibit 10.10 to the 8-K. The initial term of the Agreement commenced on October 3, 2005, and will continue until October 3, 2008.

Mr. Sutton’s initial base salary under the Agreement is $157,600 per year and Mr. Sutton is eligible to receive a cash bonus equal to 15% of his base salary when the Company becomes cumulatively profitable. Mr. Sutton will also be eligible to participate in any performance bonus plans designed to reward the executive officers for attaining corporate goals as established by the Company’s board of directors. The Agreement also provides that Mr. Sutton will receive incentive stock options to purchase 25,000 shares of the Company’s common stock which will vest over a three year period. Additionally, the Company will also provide Mr. Sutton with health insurance, vacation time, reimbursement for reasonable business expenses, club memberships and other customary benefits.

If Mr. Sutton’s employment is terminated by the Company for cause as defined in the Agreement, or if Mr. Sutton terminates his employment without cause upon thirty days notice, he will be entitled to receive his base salary and any compensation earned through the date of termination. During the first two years of the term of the Agreement, if Mr. Sutton terminates the Agreement for good reason as defined in the Agreement, or if the Company terminates the Agreement without cause, Mr. Sutton will be eligible to receive six months base salary and any bonus or incentive earned through the date of termination. During the last year of the term of the Agreement, if Mr. Sutton terminates the Agreement for good reason, or if the Company terminates the Agreement without cause, Mr. Sutton will be eligible to receive three months base salary and any bonus or incentive earned through the date of termination.

If the Agreement is terminated without cause or for good reason within six months following a change of control, as defined in the Agreement, Mr. Sutton will receive, as liquidated damages, in lieu of all other claims, a severance payment equal to two times his base salary. If Mr. Sutton terminates the Agreement within six months following a change of control by providing thirty days written notice, Mr. Sutton will receive, as liquidated damages, in lieu of all other claims, a severance payment equal to the lesser of two times his base salary, or his base salary through the remainder of the term of the Agreement.

Business Experience During the Past Five Years

From December 2001 until October 2004, Mr. Sutton served as the chief executive officer of American Bank & Trust and American Banking Company in Lake Wales, Florida.

This supplement should be read with the prospectus dated September 20, 2005. This supplement is qualified by reference to the prospectus except to the extent that the information in this supplement supersedes the information contained in the prospectus.

The shares of common stock offered are not deposits, savings accounts, or other obligations of a bank or savings association and are not insured by the FDIC or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this supplement is October 21, 2005.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 27.	Exhibits

Number	Exhibit

10.10	Employment Agreement dated September 19, 2005 by and among Seasons Bank, Seasons Bancshares, Inc. and William L. Sutton. (1) (2)

_________________________
(1)	Previously filed as an exhibit to the Current Report on Form 8-K (Commission File No. 000-50713), as filed with the SEC on October 6, 2005.
(2)	Indicates a compensatory plan or contract.